FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: October 21, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

October 21, 2005

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

October 19, 2005

ANGLO SWISS RESOURCES COMMENCES DIAMOND EXPLORATION
ON LAC DE GRAS – SLAVE CRATON, NWT PROPERTIES

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada.  The Company’s philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral trains (“KIM’s”) and/or kimberlite targets near known kimberlites and diamond mining operations.

Anglo Swiss has now acquired three projects which meet the acquisition criteria.  Two adjacent properties, are located near Lac de Gras and lie approximately 60 kilometers north of the Ekati Diamond Mine, Canada’s first diamond mine. These claim groups total 91,856 acres and were originally explored during the first phase of diamond exploration during the staking rush which followed the discovery of the diamond rich kimberlites now part of the Ekati Mine.

The Anglo Swiss claims were explored on a preliminary basis with the technology of the time and one occurrence of diamondiferous kimberlite was located.  The claims had no further work performed and upon lapsing were acquired by other groups, familiar with the area, from which Anglo Swiss subsequently acquired them. These new Anglo Swiss claims lie on the Slave Craton within the widely regarded “Corridor of Hope” within the Lac de Gras area.

In light of the known diamondiferous kimberlite and the presence of KIM’s, management is of the opinion that these properties are highly prospective for the discovery of diamonds and that the acquisition of these claims significantly enhances the Company’s property position within the Lac de Gras region.

The other Anglo Swiss diamond project, known as the “Fishing Lake property”, lies some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton.  The Fishing Lake property covers 16,631 acres and covers a region containing the probable source area for kimberlite indicator mineral trains identified during the first stage of exploration for diamonds on the Slave Craton.

Anglo Swiss is currently compiling new and existing information from public and private sources for its claims, and is conducting a program of selected till sampling in the field to better prioritize further exploration and drill targets.

Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton NWT area that meet its acquisition criteria. Anglo Swiss intends to position itself as a majority holder of claims of merit in under-explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.